UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41634

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HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

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2 Kaplan Street
Tel Aviv 6473403, Israel
+972-3-791-3200
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

CONTENTS

Proxy Statement for Annual General Meeting of Shareholders

On November 25, 2024, HUB Cyber Security Ltd. (the “Company”) published a notice that it will hold an Annual General Meeting of Shareholders (the “2024 Annual Meeting”) on December 30, 2024. Attached is the proxy statement for the 2024 Annual Meeting.

Furnished herewith as Exhibit 99.1 is the following document:

1.      Proxy statement for the 2024 Annual Meeting to be held on December 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.
Date: December 2, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Proxy Statement for the 2024 Annual Meeting to be held on December 30, 2024.

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